Exhibit 99.4

S.R. Batliboi & Associates LLP Chartered Accountants	THE SKYVIEW 10
18th Floor, "NORTH LOBBY"
Survey No. 83/1, Raidurgam
Hyderabad - 500 032, India
Tel : +91 40 6141 6000

Independent Auditor’s Review Report on the Quarterly and Year to Date Unaudited Consolidated Financial Results of the Company Pursuant to the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

1.	We have reviewed the accompanying “Statement of Unaudited Consolidated Financial Results for the Quarter and Half Year ended 30 September 2025” (“the “Statement”) of Dr. Reddy’s Laboratories Limited (the “Holding Company”) and its subsidiaries (the Holding Company and its subsidiaries together referred to as “the Group”), its associates and joint ventures attached herewith, being submitted by the Holding Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “Listing Regulations”).

2.	The Holding Company’s Management is responsible for the preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India and in compliance with Regulation 33 of the Listing Regulations. The Statement has been approved by the Holding Company’s Board of Directors. Our responsibility is to express a conclusion on the Statement based on our review.

3.	We conducted our review of the Statement in accordance with the Standard on Review Engagements (SRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We also performed procedures in accordance with the Master Circular issued by the Securities and Exchange Board of India under Regulation 33(8) of the Listing Regulations, to the extent applicable.

4.	The Statement includes the results of the following entities:

Holding Company:

Dr. Reddy’s Laboratories Limited

Subsidiaries

1.	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2.	Aurigene Oncology Limited (Formerly, Aurigene Discovery Technologies Limited)
3.	Aurigene Pharmaceutical Services Limited
4.	beta Institut gemeinnützige GmbH
5.	betapharm Arzneimittel GmbH
6.	Cheminor Investments Limited
7.	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
8.	Dr. Reddy’s Laboratories (EU) Limited
9.	Dr. Reddy’s Laboratories (Proprietary) Limited
10.	Dr. Reddy’s Laboratories (UK) Limited
11.	Dr. Reddy’s Laboratories Canada, Inc.
12.	Dr. Reddy’s Laboratories Chile SPA.
13.	Dr. Reddy’s Laboratories Inc.

S.R. Batliboi & Associates LLP, a Limited Liability Partnership with LLP Identity No. AAB-4295
Regd. Office : 22, Camac Street, Block 'B', 3rd Floor, Kolkata-700 016

S.R. Batliboi & Associates LLP Chartered Accountants

14.	Dr. Reddy’s Laboratories Japan KK
15.	Dr. Reddy’s Laboratories Kazakhstan LLP
16.	Dr. Reddy’s Laboratories Malaysia Sdn. Bhd.
17.	Dr. Reddy’s Laboratories New York, LLC
18.	Dr. Reddy’s Laboratories Philippines Inc.
19.	Dr. Reddy’s Laboratories Romania Srl
20.	Dr. Reddy’s Laboratories SA
21.	Dr. Reddy’s Laboratories Taiwan Limited
22.	Dr. Reddy’s Laboratories (Thailand) Limited
23.	Dr. Reddy’s Laboratories LLC, Ukraine
24.	Dr. Reddy’s New Zealand Limited.
25.	Dr. Reddy’s Srl
26.	Dr. Reddy’s Bio-Sciences Limited
27.	Dr. Reddy’s Laboratories (Australia) Pty. Limited
28.	Dr. Reddy’s Laboratories SAS
29.	Dr. Reddy’s Netherlands B.V. (Formally Dr. Reddy’s Research and Development B.V.)
30.	Dr. Reddy’s (Beijing) Pharmaceutical Co. Limited
31.	DRL Impex Limited
32.	Dr. Reddy’s Formulations Limited
33.	Idea2Enterprises (India) Pvt. Limited
34.	Imperial Owners and Land Possessions Private Limited (Formerly, Imperial Credit Private Limited, till August 05, 2025)
35.	Industrias Quimicas Falcon de Mexico, S.A. de CV
36.	Lacock Holdings Limited
37.	Dr. Reddy’s Laboratories LLC, Russia
38.	Promius Pharma LLC
39.	Reddy Holding GmbH
40.	Reddy Netherlands B.V.
41.	Reddy Pharma Iberia SAU
42.	Reddy Pharma Italia S.R.L.
43.	Reddy Pharma SAS
44.	Svaas Wellness Limited
45.	Nimbus Health GmbH
46.	Dr. Reddy’s Laboratories Jamaica Limited
47.	Dr. Reddy’s and Nestle Health Science Limited (Formerly, Dr. Reddy’s Nutraceuticals Limited)
48.	Northstar Switzerland SARL
49.	North Star OpCo Limited
50.	North Star Sweden AB
51.	Dr. Reddy's Denmark ApS
52.	Dr. Reddy's Finland Oy (Effective from December 20, 2024)
53.	Dr. Reddy's Laboratories (Vietnam) Company Limited (incorporated on May 09, 2025)

Associates

1.	O2 Renewable Energy IX Private Limited
2.	Clean Renewable Energy KK 2A Private Limited

Joint Venture

1.	DRES Energy Private Limited
2.	Kunshan Rotam Reddy Pharmaceutical Co. Limited (including Kunshan Rotam Reddy Medicine Company Limited)

S.R. Batliboi & Associates LLP Chartered Accountants

Other Consolidating Entities

1.	Dr. Reddy's Employees ESOS Trust
2.	Cheminor Employees Welfare Trust
3.	Dr. Reddy's Research Foundation

5.	Based on our review conducted and procedures performed as stated in paragraph 3 above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the aforesaid Indian Accounting Standards ('Ind AS’) specified under Section 133 of the Companies Act, 2013, as amended, read with relevant rules issued thereunder and other accounting principles generally accepted in India, has not disclosed the information required to be disclosed in terms of the Listing Regulations, including the manner in which it is to be disclosed, or that it contains any material misstatement.

For S.R. Batliboi & Associates LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Shankar Srinivasan

Partner

Membership No.: 213271

udin: 25213271BMISWQ2517

Place: Hyderabad

Date: October 24, 2025

Dr. Reddy's Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills
Hyderabad – 500 034, Telangana, India
CIN: L85195TG1984PLC004507

Tel: + 91 40 4900 2900
Fax: + 91 40 4900 2999
Email: mail@drreddys.com
Web: www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2025

All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)

1	Revenue from operations
	a) Sales	86,386	82,666	78,859	169,052	154,255	316,320
	b) License fees and service income	1,663	2,786	1,302	4,449	2,633	9,215
	c) Other operating income	234	269	221	503	455	904

	Total revenue from operations	88,283	85,721	80,382	174,004	157,343	326,439

2	Other income	3,239	2,903	3,075	6,142	4,747	10,973

3	Total income (1 + 2)	91,522	88,624	83,457	180,146	162,090	337,412

4	Expenses
	a) Cost of materials consumed	14,413	20,358	12,872	34,771	25,144	56,835
	b) Purchase of stock-in-trade	17,459	12,159	12,828	29,618	26,629	48,411
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(635)	(4,442)	(2,033)	(5,077)	(6,289)	(5,447)
	d) Employee benefits expense	14,521	15,035	13,992	29,556	28,129	55,800
	e) Depreciation and amortisation expense	5,046	4,761	3,970	9,807	7,776	17,037
	f) Impairment of non-current assets, net	673	-	924	673	929	1,693
	g) Finance costs	907	830	757	1,737	1,355	2,829
	h) Other expenses	21,753	20,875	21,034	42,628	40,537	83,676

	Total expenses	74,137	69,576	64,344	143,713	124,210	260,834

5	Profit before tax and before share of equity accounted investees(3 - 4)	17,385	19,048	19,113	36,433	37,880	76,578

6	Share of profit of equity accounted investees, net of tax	63	2	61	65	120	217

7	Profit before tax (5+6)	17,448	19,050	19,174	36,498	38,000	76,795

8	Tax expense/(benefit):
	a) Current tax	1,847	10,261	7,713	12,108	12,928	22,581
	b) Deferred tax	2,233	(5,310)	(1,958)	(3,077)	(2,271)	(3,038)

9	Net profit after taxes and share of profit of associates (7 - 8)	13,368	14,099	13,419	27,467	27,343	57,252

10	Net profit after taxes attributable to
	a) Equity shareholders of the parent company	13,471	14,181	12,557	27,652	26,481	56,551
	b) Non-controlling interests	(103)	(82)	862	(185)	862	701

11	Other comprehensive income/(loss)
	a) (i) Items that will not be reclassified subsequently to profit or loss	(14)	5	(33)	(9)	(124)	(293)
	(ii) Income tax relating to items that will not be reclassified to profit or loss	-	-	-	-	-	24
	b) (i) Items that will be reclassified subsequently to profit or loss	862	2,077	2,978	2,939	3,093	2,376
	(ii) Income tax relating to items that will be reclassified to profit or loss	270	(33)	16	237	10	(58)
	Total other comprehensive income/(loss)	1,118	2,049	2,961	3,167	2,979	2,049

12	Total comprehensive income (9 + 11)	14,486	16,148	16,380	30,634	30,322	59,301

13	Total comprehensive income attributable to
	a) Equity shareholders of the parent company	14,589	16,230	15,518	30,819	29,460	58,600
	b) Non-controlling interest	(103)	(82)	862	(185)	862	701

14	Paid-up equity share capital (face value Re. 1/- each)	835	835	834	835	834	834

15	Other equity						334,662

16	Earnings per equity share attributable to equity shareholders of parent (face value Re. 1/- each)

	Basic	16.18	17.04	15.08	33.22	31.80	67.89
	Diluted	16.17	17.02	15.05	33.19	31.75	67.79
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

DR. REDDY'S LABORATORIES LIMITED

Segment information				All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2025	30.06.2025	30.09.2024	30.09.2025	30.09.2024	31.03.2025
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue :
	a) Global Generics	78,235	75,732	71,636	153,967	140,565	289,810
	b) Pharmaceutical Services and Active Ingredients	12,079	9,874	11,190	21,953	21,662	43,868
	c) Others	103	1,643	179	1,746	391	2,150
	Total	90,417	87,249	83,005	177,666	162,618	335,828
	Less: Inter-segment revenue	2,134	1,528	2,623	3,662	5,275	9,389
	Total revenue from operations	88,283	85,721	80,382	174,004	157,343	326,439

2	Segment results:
	Gross profit from each segment
	a) Global Generics	46,431	46,086	45,162	92,517	89,680	179,606
	b) Pharmaceutical Services and Active Ingredients	1,706	1,087	2,521	2,793	4,293	9,178
	c) Others	5	1,459	89	1,464	147	1,665
	Total	48,142	48,632	47,772	96,774	94,120	190,449
	Less: Selling and other un-allocable expenditure/(income), net	30,694	29,582	28,598	60,276	56,120	113,654
	Total profit before tax	17,448	19,050	19,174	36,498	38,000	76,795

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics and Others at cost.

Segmental capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes: -

1	The above statement of unaudited consolidated financial results of Dr. Reddy's Laboratories Limited ("the Company"), together with its subsidiaries (collectively, the "Company"), joint ventures and associates, have been prepared in accordance with the Indian Accounting Standards ("Ind AS") prescribed under section 133 of Companies Act,2013 ("the Act") read with relevant rules issues thereunder, other accounting principles generally accepted in India and guidelines issues by the Securities and Exchange Board of India ("SEBI") were reviewed and recommended by Audit Committee and approved by the Board of Directors at their meetings held on 24 October 2025. The Statutory Auditors have carried out a limited review on the unaudited consolidated financial results and issued an unmodified report thereon.

2	During the quarter and six months period ended 30 September, 2025, consequent to certain technical challenges in product development, the Company decided to discontinue development of conjugated estrogen at its site in Middleburgh, New York.

Consequent to discontinuance of development, the Company recorded the following financial impacts, resulting in a net loss of Rs.934 million in the income statement.

- Impairment loss of the entire carrying value of Rs.545 million for property, plant and equipment;

- Inventory related provisions of Rs.260 million;

- Other development program related wind down costs of Rs.129 million;

This transaction pertains to the Company’s Global Generics segment.

3	"Impairment of non-current assets, net" for the year ended 31 March 2025 primarily includes:

a. Impairment of intangibles pertaining to acquisition from Mayne:

-an amount of Rs.907 million towards Haloette® (a generic equivalent to Nuvaring®), a product-related intangible, due to constraints on procurement of the underlying product from its contract manufacturer, resulting in a lower recoverable value compared to the carrying value.

-an amount of Rs.270 million pertaining to impairment of certain product related intangibles, due to adverse market conditions resulting in lower recoverable value compared to the carrying value.

b. Other impairments:

-an impairment loss of Rs. 288 million consequent to adverse market conditions with respect to certain product related intangibles forming part of the Company’s global generic business in India and Europe.

The above impairment charge pertains to the Company’s Global Generics segment.

4	Other income for the three months and six months ended 30 September 2025 includes Rs. 748 million representing payment for avoided litigation costs pursuant to settlement of product related litigations, by the Company in the United States.

5	In September 2025, the Company had acquired the STUGERON brand from Janssen Pharmaceutica NV ( an affiliate of Johnson & Johnson) for a consideration of Rs.4,464 million ($50.5 million).The portfolio acquired includes STUGERON® FORTE and STUGERON® PLUS, across 18 markets in the Asia-Pacific and Europe, Middle East, and Africa regions, with India and Vietnam as the key markets.

6	Pursuant to the amendment in The Finance Act 2024, resulting in withdrawal of indexation benefit on long-term capital gain, the company has written off Deferred Tax Asset amounting to Rs. 473 million, created in earlier period on land, during the quarter and half year ended 30 September 2024.

DR. REDDY'S LABORATORIES LIMITED

7	The Company considered the uncertainties relating to the escalation of conflict in the middle east, and duration of military conflict between Russia and Ukraine, in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets. The Company will continue to closely monitor any material changes to future economic conditions.

8	During the six months ended 30 September, 2025, the Company received a Field Tax Audit Report from the Federal Tax service authority for one of its foreign subsidiaries for the period from January 2020 to December 2022. The report classified that certain services would be subject to value-added tax (VAT). The Company filed objections, and a revised report was issued on 15 September, 2025. The Company submitted further objections, stating that the specified services should not be subject to VAT on 06 October, 2025 and is awaiting the final tax assessment.

Based on its best estimate, the Company has recorded a provision of Rs.695 million under “Other expenses”, and believes that the likelihood of any further liability that may arise on account of this is not probable.

9	The Company received an anonymous complaint in September 2020, alleging that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. The Company disclosed the matter to the U.S. Department of Justice (“DOJ”), Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. The Company engaged a U.S. law firm to conduct the investigation at the instruction of a committee of the Company’s Board of Directors. On July 6, 2021 the Company received a subpoena from the SEC for the production of related documents, which were provided to the SEC.

The Company has continued to engage with the SEC and DOJ, including through submissions and presentations regarding the initial complaint and additional complaints relating to other markets, and in relation to its Global Compliance Framework, which includes enhancement initiatives undertaken by the Company, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations could result in government or regulatory enforcement actions against the Company in the United States and/or foreign jurisdictions and can also lead to civil and criminal sanctions under relevant laws, the outcomes, including liabilities, are not reasonably ascertainable at this time.

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DR. REDDY'S LABORATORIES LIMITED

10	Consolidated Balance Sheet

All amounts in Indian Rupees millions
Particulars	As at
	30.09.2025	31.03.2025
	(Unaudited)	(Audited)

ASSETS
Non-current assets
Property, plant and equipment	91,192	72,984
Capital work-in-progress	19,968	23,994
Goodwill	14,039	13,139
Other intangible assets	100,942	96,141
Intangible assets under development	-	662
Investment in equity accounted investees	5,183	4,811
Financial assets
Investments	2,614	2,393
Other financial assets	2,992	8,875
Deferred tax assets, net	22,552	18,325
Tax assets, net	3,712	1,821
Other non-current assets	980	940
Total non-current assets	264,174	244,085

Current assets
Inventories	75,822	71,085
Financial assets
Investments	39,216	33,307
Trade receivables	97,754	90,420
Derivative financial instruments	114	557
Cash and cash equivalents	9,906	14,654
Other bank balances	10,558	9,948
Other financial assets	14,289	3,142
Other current assets	31,899	27,068
Total current assets	279,558	250,181
TOTAL ASSETS	543,732	494,266

EQUITY AND LIABILITIES
Equity
Equity share capital	835	834
Other equity	359,305	334,662
Equity attributable to equity shareholders of the parent company	360,140	335,496
Non-Controlling interests	3,593	3,778
Total equity	363,733	339,274

Liabilities
Non-current liabilities
Financial liabilities
Borrowings	-	3,800
Lease liabilities	11,638	4,064
Other financial liabilities	497	198
Provisions	401	298
Deferred tax liabilities, net	14,788	14,038
Other non-current liabilities	1,634	2,256
Total non-current liabilities	28,958	24,654

Current liabilities
Financial liabilities
Borrowings	44,956	38,045
Lease liabilities	1,946	857
Trade payables
Total outstanding dues of micro enterprises and small enterprises	348	210
Total outstanding dues of creditors other than micro enterprises and small enterprises	34,975	26,268
Derivative financial instruments	2,836	1,286
Other financial liabilities	38,029	39,698
Other current liabilities	12,814	13,190
Liabilities for current tax, net	7,627	3,028
Provisions	7,510	7,756
Total current liabilities	151,041	130,338
TOTAL EQUITY AND LIABILITIES	543,732	494,266

DR. REDDY'S LABORATORIES LIMITED

11	Consolidated statement of cashflows

All amounts in Indian Rupees millions
Particulars	Half year ended
	30.09.2025	30.09.2024
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit before tax	36,498	38,000
Adjustments for:
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(1,277)	(2,245)
Depreciation and amortisation expense	9,807	7,776
Impairment of non-current assets,net	673	929
Allowance for credit losses (on trade receivables and other advances)	679	96
Profit on sale/disposal of assets, net	(268)	(447)
Share of profit of equity accounted investees	(65)	(120)
Unrealized exchange (gain)/loss, net	(509)	504
Interest income	(2,040)	(1,409)
Finance costs	1,737	1,355
Equity settled share-based payment expense	212	208
Inventories write-down	3,450	2,844
Changes in operating assets and liabilities:
Trade receivables	(7,689)	(4,182)
Inventories	(8,186)	(11,330)
Trade and other payables	8,846	4,062
Other assets and other liabilities, net	(2,820)	(9,474)
Cash generated from operations	39,049	26,565
Income tax paid, net	(8,845)	(8,754)
Net cash generated from operating activities	30,204	17,811

Cash flows (used in)/from investing activities :
Purchase of property, plant and equipment	(12,086)	(12,646)
Proceeds from sale of property, plant and equipment	143	411
Purchase of other intangible assets	(8,198)	(1,687)
Proceeds from sale of other intangible assets	239	419
Investment in equity accounted investees	(51)	(317)
Payment for acquisition of businesses	-	(51,441)
Purchase of investments (including bank deposits)	(102,831)	(138,326)
Proceeds from sale of investments (including bank deposits)	93,290	162,988
Interest and dividend received	759	1,280
Net cash (used in)/from investing activities	(28,737)	(39,319)

Cash flows (used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	288	157
Proceeds/(Repayment) of short-term borrowings, net	2,675	27,556
Proceeds from issuance of equity shares in subsidiary to non-controlling interest	-	7,056
Payment of principal portion of lease liabilities	(565)	(735)
Dividend paid	(6,659)	(6,662)
Interest paid	(2,265)	(1,681)
Net cash from/(used in) financing activities	(6,526)	25,691

Net increase/(decrease) in cash and cash equivalents	(5,059)	4,183
Effect of exchange rate changes on cash and cash equivalents	372	(6)
Cash and cash equivalents at the beginning of the period (1)	14,593	7,107
Cash and cash equivalents at the end of the period (2)	9,906	11,285

*	Rounded off to million
**	FVTPL (fair value through profit or loss)
(1)	Adjusted for bank overdraft of Rs.61 for the year ended March 31, 2025
(2)	Adjusted for bank-overdraft of Rs.45 for the six months ended September 30, 2024

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 24 October 2025	Co-Chairman & Managing Director